Filed Pursuant to Rule 433

Registration Statement No. 333-285508

August 26, 2026

NEWS

FOR IMMEDIATE RELEASE

BMO and REX Shares Launch MicroSectors™ 3× Long MANGOS+ ex Private Companies ETNs (NYSE Arca: MNGU)

NEW YORK, August 26, 2026 – Bank of Montreal (“BMO”) and REX Shares, LLC (“REX”) announced today the launch of the MicroSectors™ 3× Long MANGOS+ ex Private Companies ETNs due July 31, 2046 (the “ETNs”) issued by BMO.

The ETNs will start trading tomorrow on the NYSE Arca, Inc. under the ticker symbol “MNGU.” The Daily Investor Fee for the ETNs has been waived until, and including, January 31, 2027. Thereafter, the Daily Investor Fee will be based on a rate of 0.95% per annum. See the pricing supplement for more information regarding the fees and charges applicable to the ETNs.

The ETNs are intended to offer sophisticated investors three times leveraged participation in the daily performance of the NYSE® MaNGoS+ Index (the “Index”), before taking into account fees, charges and the decay effect caused by the daily resetting of the leverage. The ETNs are the first exchange-traded products linked to the NYSE® MaNGoS+ Index.

“A small group of AI companies have delivered an outsized impact on economic growth, technological advancement, and equity market performance over the past decade,” said Scott Acheychek, COO of REX Shares. “The MNGU ETNs seek to provide investors with focused leveraged exposure to these market leaders while offering the convenience and transparency of the ETN structure.”

“AI is quickly becoming one of the defining themes of this generation,” said Saurabh Kushwaha, Director, BMO Capital Markets. “By bringing together companies at the forefront of AI infrastructure, foundational models, and digital platforms, the 3× Long MANGOS+ ETNs seek to offer traders a targeted way to participate in the continued evolution of the artificial intelligence ecosystem.”

The Index is an equally-weighted equity index designed to track the performance of 10 U.S.-listed companies central to the artificial intelligence (“AI”) economy. Under the Index methodology, “MaNGoS” refers to six named anchor companies: Meta Platforms, Inc., Anthropic PBC (“Anthropic”), NVIDIA Corporation, Alphabet Inc. (Google), OpenAI Group PBC (“OpenAI”) and Space Exploration Technologies Corp. (SpaceX). The Index includes all publicly listed MaNGoS securities that satisfy the applicable Index eligibility requirements, with the remaining Index Constituent positions filled by qualifying non-MaNGoS securities identified as having a disclosed supply-chain relationship with at least one of the six MaNGoS companies. As of the Index launch date, Anthropic and OpenAI are private companies whose securities are not publicly traded and therefore are not eligible for inclusion in the Index. Under the Index methodology, if Anthropic or OpenAI becomes publicly listed and satisfies the applicable Index eligibility requirements, its security will be added to the Index, with each such addition replacing the non-MaNGoS Index Constituent with the lowest combined rank from the most recent quarterly reconstitution. The ticker symbol of the Index is “MANGOSN.”

As of August 25, 2026, the Index Constituents and their respective approximate weightings were as follows:

Index Constituent	Ticker	Weight*
Palantir Technologies Inc.	PLTR	13.09%
Microsoft Corporation	MSFT	12.84%
NVIDIA Corporation	NVDA	10.30%
Meta Platforms, Inc.	META	9.94%
Taiwan Semiconductor Manufacturing Company Limited	TSM	9.56%
Alphabet Inc.	GOOGL	9.44%
Advanced Micro Devices, Inc.	AMD	9.25%
Broadcom Inc.	AVGO	8.99%
Micron Technology, Inc.	MU	8.85%
Space Exploration Technologies Corp.	SPCX	7.73%
*The Index is rebalanced quarterly so that each Index Constituent is assigned a 10% weight at each reconstitution; weightings rounded for ease of analysis. Bolded Index Constituents are MaNGoS securities.

The Index is a net total return index, in which dividends paid on the applicable securities are included in the level of the Index, less certain withholding taxes that may be applicable to dividends paid by Index Constituents incorporated outside the United States.

Disclosures

Although the title of the ETNs includes “MANGOS+” and the name of the Index includes “MaNGoS+,” Anthropic and OpenAI, two of the six MaNGoS companies, are private companies whose securities are not publicly traded and therefore are not initially eligible for inclusion in the Index. Accordingly, the Index does not initially include Anthropic or OpenAI, and the ETNs do not initially provide exposure to either company. Anthropic or OpenAI may never be included in the Index if it does not become publicly listed or, if and when public, does not then otherwise satisfy the other applicable Index eligibility requirements.

The ETNs are not intended to be “buy and hold” investments and are not intended to be held to maturity. Instead, the ETNs are intended to be daily trading tools for sophisticated investors to manage daily trading risks as part of an overall diversified portfolio. The ETNs are designed to reflect a 3× leveraged long exposure to the performance of the Index on a daily basis, before taking into account the negative effect of the fees and charges. However, as a result of the daily resetting of the leverage, the returns on the ETNs over different periods of time can, and most likely will, differ significantly from three times the return on a direct long investment in the Index. The ETNs are designed to achieve their stated investment objectives on a daily basis. The performance of the ETNs over different periods of time can differ significantly from their stated daily objectives. The ETNs are considerably riskier than securities that have intermediate- or long-term investment objectives and are not suitable for investors who plan to hold them for a period of more than one day or who have a “buy and hold” strategy. Investors should actively and continuously monitor their investments in the ETNs on an intraday basis, and any decision to hold the ETNs for more than one day should be made with great care and only as the result of a series of daily (or more frequent) investment decisions to remain invested in the ETNs for the next one-day period. The ETNs are very sensitive to changes in the level of the Index, and returns on the ETNs may be negatively affected in complex ways by the volatility of the Index on a daily or intraday basis. It is possible that investors will suffer significant losses in the ETNs even if the long-term performance of the Index is positive. Accordingly, the ETNs should be purchased only by sophisticated investors who understand and can bear the potential risks and consequences of the ETNs that are designed to provide exposure to the leveraged performance of the Index on a daily basis and that will be highly volatile and may experience significant losses, up to the entire amount invested, in a short period of time.

For additional information, including a discussion of the risks relating to an investment in the ETNs, please carefully read the pricing supplement and related documents that we have filed with respect to the ETNs (collectively, the “ETN Prospectus”). Investors should review the ETN Prospectus carefully prior to making an investment decision.

The ETN Prospectus can be found on EDGAR, the Securities and Exchange Commission (the “SEC”) website at: www.sec.gov, as well as on the product websites at the following links: www.bmoetns.com and www.microsectors.com.

Bank of Montreal, the issuer of the ETNs, has filed a registration statement (including a pricing supplement, prospectus supplement and prospectus) with the SEC regarding the ETNs. Please read those documents and the other documents relating to this offering that Bank of Montreal has filed with the SEC for more complete information about Bank of Montreal and this offering. These documents may be obtained without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Bank of Montreal, and any agent or dealer that participated in the offering of the ETNs, will arrange to send the pricing supplement, the prospectus supplement and the prospectus if so requested by calling toll-free at 1-877-369-5412.

The ETNs are senior, unsecured obligations of BMO, and are subject to BMO’s credit risk.

Investment suitability must be determined individually for each investor, and the ETNs are not suitable for all investors. This information is not intended to provide and should not be relied upon as providing accounting, legal, regulatory or tax advice. Investors should consult with their own financial advisors as to these matters.

2

About REX Shares

REX Shares (“REX”) offers a suite of exchange-traded products built for both active traders and long-term investors, spanning income, thematic, and leveraged strategies. Whether making short-term trades, generating income from volatility, or investing in digital assets and emerging themes like drones, REX empowers investors to act on strong market views.

For more information, please visit www.rexshares.com

REX Media Contacts: rexshares@gregoryfca.com

About BMO Financial Group

BMO Financial Group is the eighth largest bank in North America by assets, with total assets of $1.5 trillion as of July 31, 2026. Serving clients for more than 200 years, BMO provides a broad range of personal and commercial banking, wealth management, global markets and investment banking products and services across Canada, the United States, and select markets globally. BMO is innovating for business value, by deploying and integrating human, digital and artificial intelligence to personalize client experiences, augment teams, and automate its business responsibly. Driven by its purpose, to Boldly Grow the Good in business and life, BMO is committed to driving positive change in the world, and making progress for a thriving economy, sustainable future, and stronger communities.

Bank of Montreal ETNs: US.ETN@bmo.com, +1 (877) 369-5412

Internet: www.bmo.com

NYSE® MaNGoS+ Index (“Index”) is used with permission. “NYSE®” is a trademark of ICE Data Indices, LLC (“ICE Data”) or its affiliates. The trademark has been licensed, along with the Index for use by REX Shares, LLC in connection with MicroSectors™ 3× Long MANGOS+ ex Private Companies ETNs (the “Product”). Neither REX Shares, LLC (the “Licensee”) nor the Product, as applicable, are sponsored, endorsed, sold or promoted by ICE Data, its affiliates or its Third Party Suppliers (“ICE Data and its Suppliers”). ICE Data and its Suppliers make no representations or warranties regarding the advisability of investing in securities generally, in the Product particularly, the Licensee or the ability of the Index to track general market performance. Past performance of an index is not an indicator of or a guarantee of future results.

ICE DATA AND ITS SUPPLIERS DISCLAIM ANY AND ALL WARRANTIES AND REPRESENTATIONS, EXPRESS AND/OR IMPLIED, INCLUDING ANY WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE, INCLUDING THE INDEX, INDEX DATA AND ANY INFORMATION INCLUDED IN, RELATED TO, OR DERIVED THEREFROM (“INDEX DATA”). ICE DATA AND ITS SUPPLIERS SHALL NOT BE SUBJECT TO ANY DAMAGES OR LIABILITY WITH RESPECT TO THE ADEQUACY, ACCURACY, TIMELINESS OR COMPLETENESS OF THE INDEX OR THE INDEX DATA, WHICH ARE PROVIDED ON AN “AS IS” BASIS AND YOUR USE IS AT YOUR OWN RISK.

For further information: BMO Media Contact: Kelly Hechler, Toronto, Kelly.hechler@bmo.com, (416) 867-3996.

3